UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On August 27, 2026, BioNTech SE and Pfizer Inc. announced that the U.S. Food and Drug Administration (FDA) has approved the supplemental Biologics License Application (sBLA) for the companies’ 2026-2027 COVID-19 vaccine formula targeting the XFG variant (COMIRNATY® XFG; COVID-19 Vaccine, mRNA) for use in adults ages 65 years and older, as well as in individuals ages 5 through 64 years with at least one underlying condition that puts them at high risk for severe outcomes from COVID-19. The press release is attached as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: August 27, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Receive U.S. FDA Approval for XFG-adapted COVID-19 Vaccine